AMENDMENT TO
DISTRIBUTION AGREEMENT

THIS AMENDMENT, dated as of the 1st day of February, 2006, by and between Brandywine Blue Fund, Inc., a Maryland Corporation (“Company”), Friess Associates, Inc. (the “Adviser”) and Quasar Distributors, LLC (“Quasar”), as parties to the Distribution Agreement dated October 25th, 2000 (the “Agreement”).

WHEREAS, the parties to the Agreement desire to further amend the Agreement in the manner set forth herein;

NOW THEREFORE, pursuant to section 10(B) of the Agreement, the parties hereby amend the Agreement as follows:

Effective as of the date of this Amendment, Exhibit B of the Agreement shall be replaced in its entirety by the Amended Exhibit B (“Amended Exhibit B”) attached herein.

The Agreement, as amended, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

BRANDYWINE BLUE FUND, INC.	QUASAR DISTRIBUTORS, LLC

By: /s/ Lynda Campbell	By: /s/ James Schoenike

Title: VP and Secretary	Title: President

Friess Associates, Inc.

By: /s/ Lynda Campbell

Title: CAO

Amended Schedule B
to the
Distribution Agreement

QUASAR DISTRIBUTORS, LLC REGULATORY DISTRIBUTION SERVICES ANNUAL FEE SCHEDULE Brandywine Advisors Fund

Basic Distribution Services* (Effective March 1, 2006)
•  Fee at the annual rate of .0075 of 1%.  Of the Fund’s averaged daily net assets.
•  Minimum annual fee: first class or series $15,000; each addt’l class or series- $3,000.

Advertising Compliance Review/NASD Filings
•  Basic distribution service includes NASD filing fees, as follows:
•  $175 per job for the first 10 pages (minutes if tape or video); $20 per page (minute if tape or video) thereafter.
•  NASD Expedited Service for 3 Day Turnaround
         $750 for the first 10 pages (minutes if audio or video); $25 per page (minute if audio or video) thereafter.
         (Comments are faxed.  NASD may not accept expedited request.)
•  Non-NASD filed materials, (e.g. Broker Use Only Materials, Institutional, Correspondence)
        $75 per job for the first 10 pages (minutes if tape or video); $20 per page (minute if audio or video) thereafter.

NASD Licensing of Investment Advisor’s Staff (if desired) as Broker/Dealer representatives
•  $1500 per year per registered representatives (“RRs”).
•  Quasar is limited to these licenses for sponsorship:  Series, 6, 7, 24, 26, 27, 63, 66
•  Plus all associated NASD and State fees for RRs, including license and renewal fees (see fee schedule).
•  Client to provide properly registered supervisors according to NASD regulation and Quasar procedure.

CCO Support Fee: $1,200 per year (effective January 1, 2006)

Out-of-Pocket Expenses (if applicable)*
Reasonable out-of-pocket expenses incurred by the Distributor in connection with activities primarily intended to result in the sale of Shares, including, without limitation:
•  typesetting, printing and distribution of Prospectuses and shareholder reports
•  production, printing, distribution and placement of advertising and sales literature and materials
•  engagement of designers, free-lance writers and public relations firms
•  long-distance telephone lines, services and charges
•  postage
•  overnight delivery charges
•  NASD registration and filing fee
           (NASD advertising filing fees are included in Advertising Compliance Review section above)
•  record retention
•  travel, lodging and meals

Fees are billed monthly.
* Upon prior approval of the Corporation